                United States Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 11-K

(Mark One)

(x) Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)

For the Fiscal year ended December 31, 1995

( ) Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from
                                     ---------------     ---------------
Commission file number 0-7849

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                                  W.R. Berkley Corporation Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                                  W. R. Berkley Corporation
                                  165 Mason Street
                                  Greenwich, CT  06836-2518

                  W. R. Berkley Corporation Profit Sharing Plan

                          Index to Financial Statements

                                                                                  Page
Independent Auditors' Report .....................................................  3

Statements of Net Assets Available for Plan Participants as of

December 31, 1995 and 1994........................................................  4

Statements of Changes in Net Assets Available for Plan Participants
for the three years ended December 31, 1995.......................................  5

Notes to Financial Statements.....................................................  6

Schedule I - Investments (1)......................................................

Schedule II - Allocation of Plan Assets and Liabilities to Investment
     Programs as of December 31, 1995 and 1994 (1)................................

Schedule III - Allocation of Plan Income and Changes in Plan Equity to
 Investment Programs for the three years ended December 31, 1995 (1)

(1) Included in the notes to the Financial Statements.

                          Independent Auditors' Report

The Board of Directors and Shareholders
W.R. Berkley Corporation:

We have audited the financial statements of the W.R. Berkley Corporation Profit Sharing Plan as listed in the accompanying index. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Statements of Net Assets Available for Plan Participants of the W.R. Berkley Corporation Profit Sharing Plan as of December 31, 1995 and 1994, and the Statement of Changes in Net Assets Available for Plan Participants for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                            KPMG Peat Marwick LLP

New York, New York
April 26, 1996

                            W.R. Berkley Corporation
                               Profit Sharing Plan

                       Statements of Net Assets Available
                              for Plan Participants

                           December 31, 1995 and 1994

                                                                       1995              1994
                                                                       ----              ----
Assets:
Cash                                                               $     7,475       $        --
Investments, at fair value (cost $55,286,804 and 44,376,733)        59,358,758        44,543,829
Employer contributions receivable                                    5,681,495         4,689,438
Employee contributions receivable                                      436,904           193,024
Accrued interest and dividends receivable                               48,280           530,671
                                                                   -----------       -----------
                                                                    65,532,912        49,956,962
Liabilities:
Accrued expenses                                                            --            34,215
Other liabilities                                                           --            22,084
                                                                   -----------       -----------

     Net assets available for plan participants                    $65,532,912       $49,900,663
                                                                   ===========       ===========


     See accompanying notes to financial statements.

                            W.R. Berkley Corporation
                               Profit Sharing Plan

                  Statements of Changes in Net Assets Available
                              for Plan Participants

                  Years ended December 31, 1995, 1994 and 1993

                                                                             1995                 1994                1993
                                                                             ----                 ----                ----

Net assets available for plan participants, beginning of year            $ 49,900,663        $ 45,740,684        $ 39,659,424
                                                                         ------------        ------------        ------------

Additions:
Employer contributions                                                      5,681,495           4,690,411           4,138,621
Employee contributions                                                      4,594,657           3,570,510           2,953,933
Rollover and reinstatement contributions                                      969,510             414,290             464,807
Interest and dividend income                                                2,568,651           2,898,595           2,739,586
Realized gains (losses) on sale of investments                              1,820,094            (229,185)              9,173
Net change in unrealized appreciation in fair value                         3,904,858                  --                  --
Other                                                                          31,297                  --                  --
                                                                         ------------        ------------        ------------
                                                                           19,570,562          11,344,621          10,306,120
Deductions:
Payments to participants                                                   (3,938,313)         (4,721,479)         (3,863,138)
Administrative expenses                                                            --             (48,000)            (42,000)
Net change in unrealized depreciation in fair value of investments                 --          (2,415,163)           (319,722)
                                                                         ------------        ------------        ------------
                                                                           (3,938,313)         (7,184,642)         (4,224,860)
                                                                         ------------        ------------        ------------
Net additions                                                              15,632,249           4,159,979           6,081,260
                                                                         ------------        ------------        ------------

Net assets available for plan participants, end of year                  $ 65,532,912        $ 49,900,663        $ 45,740,684
                                                                         ============        ============        ============


See accompanying notes to financial statements.

                            W.R. Berkley Corporation
                               Profit Sharing Plan
                          Notes to Financial Statements

(1)    Plan Description

       The following brief description of the W.R. Berkley Corporation (the "Company") Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The plan is a defined contribution plan and was established for the benefit of eligible employees of W.R. Berkley Corporation and participating subsidiaries. The Plan was established as of January 1, 1973 and amended and restated as of January 1, 1994 to reflect the change in tax laws and restated as of January 1, 1995 to reflect changes in investment elections. The major provisions of the Plan include: (i) the minimum annual employer contribution is 5% of eligible compensation; (ii) employer contributions are made on an annual basis;
       (iii) a Company 401(k) Savings Account was established in conjunction with the Profit Sharing Plan, whereby a minimum of 40% of the employer contribution to the Plan is allocated to the Company 401(k) account; and
       (iv) employees may elect to make voluntary tax-deferred contributions up to 16% of eligible compensation, subject to certain limitations, to the Employee 401(k) account.

       Participants are 100% vested in their Employee 401(k) voluntary contributions as well as the employer contribution to their Company 401(k) account. Vesting in the portion of the employer contribution that is not allowed to the Company 401(k) account occurs at the rate of 20% per year beginning after three years of continuous employment and participation in the Plan. However, in the event of death, disability or retirement, in accordance with the provisions of the Plan, the participant becomes 100% vested. Distributions from the Plan are made in a lump sum or in annual installments, not to exceed 15 years.

       Effective January 1, 1995, Shawmut Bank was appointed Trustee, Custodian and Recordkeeper of the Plan. Effective April 1, 1995, participants were allowed to direct the investment of prior and future contributions as described above among eight investment funds. The Company appointed a Profit Sharing Plan Finance Committee to select the investment alternatives provided by the Plan and to assist in the liquidation of the December 31, 1994 assets maintained in the prior trust. The Company also appointed a Profit Sharing Plan Administrative Committee to assist in the administration of the Plan. The account of each Participant is valued at the end of each month (the "Valuation Date").

       The assets maintained in the prior trust are referred to as the WRBC Fund. These assets were liquidated during 1995 and transferred into the new trust according to the participant's current investment election.

       Effective November 1995, Shawmut Bank was acquired by Fleet Bank. The trustee, custodian and record keeping functions for the Plan were transferred to Fleet Investment Services.

(2)    Summary of Significant Accounting Policies:

       (a) The accompanying Statements of Plan Net Assets Available for Plan Participants and Statements of Changes in Net Assets Available for Plan Participants present financial information of the Plan on an accrual basis. The Plan consists of eight funds:

                           Galaxy Money Market Fund
                           W.R. Berkley Corporation Common Stock Fund
                           Galaxy Large Company Index Fund
                           Fidelity Advisor Limited Term Bond Fund
                           Fidelity Advisor Growth Opportunities Fund
                           Fidelity Advisor Income & Growth Fund
                           Fidelity Advisor Overseas Fund
                           Fidelity Advisor Government Investment Fund

                            W.R. Berkley Corporation
                               Profit Sharing Plan
                          Notes to Financial Statements

       An investment in any of the above funds shall be made at the fair market value of such fund on the date such investment is made. Special rules may apply for this purpose in the case of the W. R. Berkley Corporation Common Stock Fund, as discussed below under the description of the investment objective of such fund.

       Investment management fees, including brokerage fees and commissions on the purchase and sale of securities and other related portfolio management expenses will be paid from assets of, and applied against the investment performance of, the respective investment funds. General expenses of operating and administering the Plan are paid by the Company, but may be charged against investment fund assets in the future, as determined by the Company.

(b)    Description of Investments

       The following description of investments, except for the W.R. Berkley Corporation Common Stock Fund, has been derived from the fund prospectus.

       GALAXY MONEY MARKET FUND

       Investments in the Galaxy Money Market Funds include obligations of domestic and foreign banks (including negotiable certificates of deposit, non-negotiable time deposits, savings deposits and bankers' acceptances); commercial paper (including variable and floating rate notes); obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities; and repurchase agreements issued by financial institutions such as banks and broker/dealers. These instruments have remaining maturities of one year or less (except for certain variable and floating rate notes and securities underlying certain repurchase agreements).

       W.R. BERKLEY CORPORATION COMMON STOCK FUND

       The W. R. Berkley Corporation Common Stock fund is invested primarily in shares of common stock of W.R. Berkley Corporation ("Common Stock"), but is also invested in a minimal amount of money market instruments so as to facilitate transfers into and out of the fund. The Trustee may purchase Common Stock for this fund either on the open market or from the Company. However, any purchases from the Company are limited to shares of Common Stock which are held by the Company as treasury stock.

       If Common Stock is purchased from the Company, the fair market value of Common Stock for this purpose is the average of the high bid and low asking price for the Common Stock as quoted on the National Market System of the National Association of Securities Dealers Automated Quotation System on the day before the date of purchase or, if there are no such quotes on such date, the most recent prior business day on which high bid and low asking prices are quoted. If no high bid and low asking prices are quoted within such last five business days, fair market value will instead be determined by the Trustee.

       GALAXY LARGE COMPANY INDEX FUND

       Normally, the Large Company Index Fund will hold all 500 stocks in the S&P 500 and will hold each stock in approximately the same percentage as it is represented in the S&P 500.

                            W.R. Berkley Corporation
                               Profit Sharing Plan
                          Notes to Financial Statements

FIDELITY ADVISOR INTERMEDIATE BOND FUND

Under normal circumstances, the Fidelity Advisor Intermediate Bond Fund will invest in fixed-income securities as follows:

(i) Corporate obligations which are rated AAA, AA, or A by S&P, or Aaa, Aa, or A by Moody's;

(ii) Obligations issued or guaranteed as to interest and principal by the government of the U.S., or any agency or instrumentality thereof;

(iii) Obligations (including certificates of deposit and bankers' acceptances) of U.S. banks which at the date of investment have capital gains, surplus and undivided profits (as of the date of their most recently published annual financial statements) in excess of $100,000,000;

(iv) Commercial paper which at the date of investment is rated A-1 or A-2 by S&P or Prime-1 or Prime-2 by Moody's or, if not rated, is issued by companies which at the date of investment have an outstanding debt issue rated AAA, AA, or A by S&P or Aaa, Aa, or A by Moody's; and

(v) Such other fixed-income instruments as the Board of Trustees, in its judgment, deems to be of comparable quality to those enumerated above.

FIDELITY ADVISOR GROWTH OPPORTUNITIES FUND

Under normal circumstances, at least 65% of the Fidelity Advisor Growth Opportunities Fund's total assets will be invested in securities of companies that have long-term growth potential. Growth can be considered either appreciation of the security itself or growth of the company's earnings or gross sales. Accordingly, these securities will often pay little, if any, income, which will be entirely incidental to the objective of capital growth.

The Fund also has the ability to purchase other securities, such as preferred stock and bonds that may produce capital growth. Securities may be of all types or quality. The Fund may invest in lower-quality, high-yielding debt securities (sometimes referred to as "junk bonds"), although it intends to limit its investments in these securities to 35% of its assets.

The Fund may purchase foreign investments of all types without limitation and may enter into foreign forward currency exchange contracts. The Fund may purchase or engage in indexed securities, illiquid investments, loans and other direct debt instruments, options and futures contracts, repurchase agreements and securities loans, restricted securities, reverse repurchase agreements, swap agreements and warrants.

The Fund may make substantial temporary investments in high-quality debt securities and money market instruments, including commercial paper, obligations of banks of the U.S. government and repurchase agreements for defensive purposes when economic or market conditions warrant.

FIDELITY ADVISOR INCOME & GROWTH FUND

The Fidelity Advisor Income & Growth Fund invests in equity securities, convertible securities, preferred and common stock paying any combination of dividends and capital gains and in fixed-income securities. The Fund also may buy securities that are not providing dividends but offer prospects for growth of capital or future income. The proportion of the Fund's assets invested in each type of security will vary from time to time in accordance with economic conditions.

                            W.R. Berkley Corporation
                               Profit Sharing Plan
                          Notes to Financial Statements

              FIDELITY ADVISOR OVERSEAS FUND

              Normally, at least 65% of the Fidelity Advisor Overseas Fund's total assets will be invested in securities of issuers from at least three different countries outside of North America. The Fund expects to invest most of its assets in securities of issuers located in developed countries in these general geographic areas:
              The Americas (other than the U.S.); the Far East and the Pacific Basin; and Western Europe, In determining whether a company's or organization's principal activities are in a particular region, such factors as the location of assets, personnel, sales and earnings are considered.

              FIDELITY ADVISOR GOVERNMENT INVESTMENT FUND

              The Fidelity Advisor Government Investment Fund invests primarily in obligations issued or guaranteed by the U.S. government or any of its agencies or instrumentalities (U.S. government securities), including U.S. Treasury bonds, notes and bills, Government National Mortgage Association mortgage-backed pass-through certificates (Ginnies Maes) and mortgage backed securities issued by the Federal National Mortgage Association (Fannie Maes) or the Federal Home Loan Mortgage Corporation (Freddie Macs). The U.S. government securities the Fund invests in may or may not be fully backed by the U.S. government. The Fund may enter into repurchase agreements involving any securities in which it may invest and also may enter into reverse repurchase agreements. The Fund considers "government securities" to include U.S. government securities subject to repurchase agreements. The Fund is not restricted as to the percentage of its assets.

       (c) Distributions to terminated participants are based upon the participant's account balance following the end of the month in which the participant terminated. Monthly withdrawals to active participants are based upon the valuation date prior to the request for withdrawal.

       (d) Contributions to the Plan are approved by the Board of Directors of each participating subsidiary. The employer contributions aggregated $5,681,495 and $4,690,411, respectively, for the years ended December 31, 1995 and 1994.

(3)    Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       Upon termination of the Plan, all amounts credited to the participants become fully vested, and all assets remaining after payments of any expenses properly chargeable against the Plan will be distributed to the participants in accordance with the value of each participant's account on the date of such termination.

                            W.R. Berkley Corporation
                               Profit Sharing Plan
                          Notes to Financial Statements

(4)    Investments

       Investments as of December 31, 1995 and 1994 consisted of the following:

                                                                                                      Fair
Par Value/Shares       December 31, 1995                                        Cost                  Value
- ----------------       -----------------                                        ----                  -----
                       Galaxy Money Market Fund                              $10,359,310           $10,359,310
 77,657                W.R. Berkley Corporation Common Stock Fund              3,000,117             4,206,843
231,742                Galaxy Large Company Index Fund                         4,527,177             4,414,688
379,080                Fidelity Advisor Limited Term Bond Fund                 4,003,080             4,105,434
578,257                Fidelity Advisor Growth Opportunities Fund             16,157,677            18,296,063
682,884                Fidelity Advisor Income & Growth Fund                  10,290,744            10,728,101
219,933                Fidelity Advisor Overseas Fund                          3,039,769             3,162,640
414,790                Fidelity Advisor Government Investment Fund             3,907,930             4,085,679
                                                                             -----------           -----------

                                               Total                         $55,286,804           $59,358,758
                                                                             ===========           ===========


                                                                                                      Fair
Par Value/Shares       December 31, 1995                                        Cost                  Value
- ----------------       -----------------                                        ----                  -----
                       Commercial paper and money market funds               $ 5,607,130           $ 5,607,130
16,515,445             U.S. Government obligations                            16,457,414            16,145,023
14,588,338             Corporate bonds and notes                              14,821,086            13,994,988
3,250,000              Municipal bonds                                         3,410,611             3,300,400
178,151                Common stocks                                           2,099,367             3,583,788
100,000                Preferred stocks                                        1,981,125             1,912,500
                                                                             -----------           -----------

                                         Total                               $44,376,733           $44,543,829
                                                                             ===========           ===========

                            W.R. Berkley Corporation
                               Profit Sharing Plan
                          Notes to Financial Statements

Net change in unrealized appreciation (depreciation) for the years ended December 31, 1995, 1994 and 1993 is as follows:

                                                       1995               1994             1993
                                                       ----               ----             ----

W.R. Berkley Corporation Common Stock Fund        $ 1,206,726        $        --        $      --
Galaxy Large Company Index Fund                      (112,489)                --               --
Fidelity Advisor Limited Term Bond Fund               101,354                 --               --
Fidelity Advisor Growth Opportunities Fund          2,138,386                 --               --
Fidelity Advisor Income and Growth Fund               437,357                 --               --
Fidelity Advisor Overseas Fund                        122,871                 --               --
Fidelity Advisor Government Investment Fund           177,749                 --               --
US Government Obligations                             312,391         (1,237,004)          13,493
Corporate Bonds & Notes                               826,098         (1,010,626)           7,622
Municipal Bonds                                       110,211           (269,536)          95,246
Common Stocks                                      (1,484,421)           159,753         (425,208)
Preferred Stocks                                       68,625            (57,750)         (10,875)
                                                  -----------        -----------        ---------
Total                                             $ 3,904,858        $(2,415,163)       $(319,722)
                                                  ===========        ===========        =========

(5)    Tax Status

       The Internal Revenue Service has determined and informed the Company by a letter dated December 12, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

(6)    Subsequent Events

       Effective January 1, 1996, the Plan allows participants to borrow from their account. Participants may borrow up to 50% of their vested account balance; the minimum amount of any loan from the Plan is $1,000, and the maximum amount is the lesser of $50,000 or 50% of the value of the participant's account. The interest rate charged on the loan, and repaid to the participant's account is determined by the Profit Sharing Plan Finance Committee. In addition, effective January 1, 1996 each participants account is valued daily.

                            W.R. Berkley Corporation
                               Profit Sharing Plan
                          Notes to Financial Statements

(7) Statement of Net Assets available for Plan Participants

                                December 31, 1995

                                                                    W.R.
                                                                    Berkley          Galaxy            Fidelity        Fidelity
                                                   Galaxy           Corp.            Large             Advisor         Advisor
                                                   Money            Common            Company          Limited         Growth
                                     WRBC          Market           Stock             Index            Term Bond      Opportunities
                                     Fund           Fund            Fund              Fund               Fund           Fund
                                    ------        -------          --------         ---------          ---------      -------------
Assets:
Cash                               $7,548      $        (97)      $       --       $       --       $       24       $        --

  Investments, at fair value           --        10,359,310        4,206,843        4,414,688        4,105,434        18,296,063

  Accrued Investment Income            --            45,955              137            1,310               59               444

  Employee Contributions               --            47,639           29,478           36,610           28,579           160,862

  Employer Contributions               --           857,069          439,546          427,663          363,310         1,895,544
                                   ------      ------------       ----------       ----------       ----------       -----------

  Net Assets                       $7,548      $ 11,309,876       $4,676,004       $4,880,271       $4,497,406       $20,352,913
                                   ======      ============       ==========       ==========       ==========       ===========


                                     Fidelity                         Fidelity
                                     Advisor         Fidelity         Advisor
                                     Income          Advisor          Government
                                     & Growth        Overseas         Investment
                                       Fund            Fund              Fund              Total
                                     --------        --------         ----------           -----
Assets:
Cash                               $        --       $       --       $       --       $     7,475

  Investments, at fair value        10,728,101        3,162,640        4,085,679        59,358,758

  Accrued Investment Income                232               70               73            48,280

  Employee Contributions                78,666           26,810           28,260           436,904

  Employer Contributions             1,001,930          356,787          339,646         5,681,495
                                   -----------       ----------       ----------       -----------

  Net Assets                       $11,808,929       $3,546,307       $4,453,658       $65,532,912
                                   ===========       ==========       ==========       ===========


For 1995 all investment elections are made by the participants. Information for 1994 is not considered necessary due to there being only one Fund.

                            W. R. Berkley Corporation
                               Profit Sharing Plan

                          Notes to Financial Statements
                     (8) Statement of Changes in Net Assets

                      For the year ended December 31, 1995

                                                                                        W.R.
                                                                                        Berkley           Galaxy        Fidelity
                                                                      Galaxy            Corp.             Large         Advisor
                                                                      Money             Common            Company       Limited
                                                     WRBC             Market            Stock             Index         Term Bond
                                                     Fund             Fund              Fund              Fund            Fund
                                                    ------           --------          ---------         ---------     -----------

Net assets available as of 1/1/95               $ 49,900,663      $         --      $        --      $        --      $        --

Additions:
   Employer contributions                               --             857,069          439,546          427,663          363,310
   Employee contributions                          1,075,409           489,215          230,068          251,451          239,769
   Rollover and reinstatement contributions          232,580            50,308           55,956           59,328           44,500
   Interest and dividend income                      965,813           378,964           19,473          107,969          150,467
   Realized investment gains (losses)              1,091,731              --             25,208          640,860              764
   Net change in unrealized appreciation            (167,096)             --          1,206,726         (112,489)         101,354
     (depreciation)

   Other Income (expenses)                            29,062            41,660           (2,819)            (690)          (2,938)
                                                 -----------       -----------      -----------      -----------      -----------

   Additions                                       3,227,499         1,817,216        1,974,158        1,374,092          897,226
                                                 -----------       -----------      -----------      -----------      -----------

   Deduction:

   Benefit Payments                               (1,878,069)         (717,344)         (72,707)        (141,285)        (179,993)

   Transfers between funds                       (51,242,545)       10,210,004        2,774,553        3,647,464        3,780,173
                                                ------------      ------------      -----------      -----------      -----------

   Net change in assets                          (49,893,115)       11,309,876        4,676,004        4,880,271        4,497,406
                                                ------------      ------------      -----------      -----------      -----------

   Net assets available as of 12/31/95          $      7,548      $ 11,309,876      $ 4,676,004      $ 4,880,271      $ 4,497,406
                                                ============      ============      ===========      ===========      ===========


                                                  Fidelity        Fidelity                               Fidelity
                                                  Advisor         Advisor              Fidelity          Advisor
                                                  Growth          Income               Advisor           Government
                                                  Opportunities   & Growth             Overseas          Investment
                                                   Fund             Fund                 Fund            Fund             Total
                                                  -------------   --------             --------          ----------       -----

Net assets available as of 1/1/95              $         --      $         --      $        --       $        --      $ 49,900,663

Additions:
   Employer contributions                          1,895,544         1,001,930          356,787          339,646         5,681,495
   Employee contributions                          1,238,034           622,271          238,903          209,537         4,594,657
   Rollover and reinstatement contributions          300,196           178,975           20,966           26,701           969,510
   Interest and dividend income                      456,095           338,110           22,345          129,415         2,568,651
   Realized investment gains (losses)                 43,164            11,509            4,713            2,145         1,820,094
   Net change in unrealized appreciation           2,138,386           437,357          122,871          177,749         3,904,858
     (depreciation)

   Other Income (expenses)                           (21,742)           (3,572)          (4,049)          (3,615)           31,297
                                                ------------      ------------      -----------      -----------      ------------

   Additions                                       6,049,677         2,586,580          762,536          881,578        19,570,562
                                                ------------      ------------      -----------      -----------      ------------

   Deduction:

   Benefit Payments                                 (468,600)         (363,994)         (57,644)         (58,677)       (3,938,313)

   Transfers between funds                        14,771,836         9,586,343        2,841,415        3,630,757                --
                                                ------------      ------------      -----------      -----------      ------------

   Net change in assets                           20,352,913        11,808,929        3,546,307        4,453,658        15,632,249
                                                ------------      ------------      -----------      -----------      ------------

   Net assets available as of 12/31/95          $ 20,352,913      $ 11,808,929      $ 3,546,307      $ 4,453,658      $ 65,532,912
                                                ============      ============      ===========      ===========      ============



For 1995 all investment elections are made by the participants. Information for 1994 is not considered necessary due to there being only one Fund.



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
                                   Signatures
                                   ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Finance Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                 W.R. BERKLEY CORPORATION

                 By /s/ WILLIAM R. BERKLEY
                    ----------------------------
                        William R. Berkley

June 18, 1996


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